SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 31, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

Buenos Aires, August 28, 2009

To

IRSA’s Board Members

As required by Decree 677/01 of the CNV, the Audit Committee hereby complies with its annual presentation to the Board of Directors and Supervisory Committee of its action plan for the 2010 fiscal year, which shall comply with the provisions of the CNV’s Public Offering Transparency System and shall also observe the rules set forth by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), applicable to the company in its capacity as foreign issuer.

IRSA’S AUDIT COMMITTEE

ACTION PLAN FOR FISCAL YEAR 2010

1.	INDEPENDENT AUDITORS

•

The Audit Committee shall render an opinion on the proposal for appointment of independent auditors (concerning their reappointment or replacement) to be submitted by the Board of Directors to the Annual Shareholders’ Meeting; it shall request any additional and supplementary documents required in order to determine the reasonableness of such appointment, and shall further verify whether the independence standards required under the applicable laws in connection the proposed independent auditors are met. A written statement regarding the independence commitment and reference to the policies adopted in such regard by the proposed Auditing Firm shall be required.

•

The Audit Committee shall pre-approve the services to be rendered by the Independent Auditors, including audit and non-audit services, seeing that they fall within the scope of admitted services and overseeing that the independence standards set forth in the laws are met.

•

The Audit Committee shall take notice of the independent auditors’ work plan, being entitled to propose changes or additions. Through periodical meetings, it shall monitor the development of the proposed tasks and recommendations or remarks given by the Independent Auditors.

•	The Audit Committee shall follow up the control testing tasks performed by the Independent Auditors under the Sarbanes Oxley Law, considering any material or significant deficiencies detected.

•	The fees billed by the Independent Auditors will be reported upon filing the Annual Financial Statements, broken down into audit and non-audit services.

•	The Audit Committee shall evaluate the Independent Auditors’ performance and shall render an opinion thereon in its Annual Management Report.

2.	INTERNAL AUDITORS

•	The Audit Committee shall review the Internal Auditors’ work plan and its scope, and may propose any changes or additional duties as deemed necessary.

•

The Audit Committee shall hold meetings with the Internal Auditors, with such frequency as determined by the Audit Committee, in order to follow up the work plan and consider the reports resulting from reviews made. In addition, it shall evaluate, through follow up reports, the changes made and/or answers provided by the affected areas regarding the remarks and suggestions made by the Internal Auditors in former reviews.

•	The Audit Committee shall evaluate the Internal Auditors’ performance and shall render an opinion thereon at the time of the annual presentation of the Financial Statements.

3.	FINANCIAL INFORMATION, MATERIAL EVENTS AND FUNCTIONING OF ADMINISTRATIVE – ACCOUNTING AND INTERNAL CONTROL SYSTEM.

•

The Audit Committee shall continue to supervise the functioning and on-going improvement of the internal control and administrative-accounting systems, their reliability and the financial information disclosed to the markets and control agencies. To such end, it shall hold periodical meetings with the management areas, the General Manager, and the Internal and Independent Auditors.

•

The Audit Committee shall follow up the tasks to be performed in connection with the Sarbanes Oxley Act certification and shall monitor the corrective measures to be adopted in case of detecting significant or material deficiencies, as defined in PCAOB Auditing Standard No. 5.

•	The Audit Committee shall promote the continued release of internal policies, rules and procedures that optimise the development of the transactions and the application of adequate controls.

•

The Audit Committee shall receive information from the Chief Executive Officer (CEO) and/or the Chief Financial Officer (CFO) regarding any significant deficiency or material weakness in the design of controls over the administrative-accounting system.

4.	RISK MANAGEMENT

•

The Audit Committee shall continue to supervise the development of risk management policies, focusing on aspects such as prevention of fraud, IT security, availability of lines for filing claims and any further matters recommended by good practices.

•	Meetings will be held with those areas which pose a special risk for the company in view of the matters within their authority.

5.	REPORTING OF IRREGULARITIES AND CONFLICTS OF INTEREST

•

The Audit Committee shall continue to monitor the process for reporting irregularities and conflicts of interest set forth in the Code of Ethics. The Audit Committee shall continue to receive, through the channel provided to such effect, anonymous or identified claims made in connection with accounting, external audit and internal control matters.

6.	TRANSACTIONS BETWEEN RELATED PARTIES OR INVOLVING CONFLICTS OF INTEREST.

•

At the request of the Board of Directors or any of its members, the Audit Committee shall render a prior opinion on related parties involving significant amounts, taking into account, as concerns the definition of these concepts, the provisions of Decree 677/01 of the CNV. The opinion shall specify whether the transaction terms can be reasonably deemed to be consistent with the regular and customary conditions prevailing in the market, being able to request the advice of independent evaluators in order to support its opinion.

In addition, it shall give notice of its opinion whenever there is or could be an alleged conflict of interest in the Company.

•

The Audit Committee shall disclose full information to the market regarding those transactions in which there is or could be an alleged conflict of interest in the company with members of the corporate bodies or controlling shareholders.

7.	SPECIAL OPINIONS (ISSUE OF SHARES – DIRECTORS’ FEES AND OPTION PLANS).

•

The Audit Committee shall render an opinion on the satisfaction of the legal requirements and the reasonableness of the conditions governing the issue of shares or convertible securities, in case of capital increases excluding or restricting pre-emptive subscription rights.

•

The Audit Committee shall render an opinion on the reasonableness of the fee proposals and option plans payable to the Directors and Managers made by the Board of Directors to the Shareholders’ Meeting.

8.	COMPLIANCE WITH RULES OF CONDUCT

•

The Audit Committee shall continue to enforce the Code of Conduct in effect and monitor the communication channels used to take notice of its contents and shall consider potential amendments or revisions thereto.

9.	AUDIT COMMITTEE’S OPERATING MATTERS

A) Audit Committee’s Meetings

As it has been doing so far, the Audit Committee shall hold periodical meetings to deal with the matters within its authority. Special meetings may be called in view of the urgency or nature of the matter. In all cases, minutes shall be drawn to reflect all actions taken or resolved upon, which shall be transcribed to the Audit Committee’s book designed for such purpose.

B) Audit Committee’s Budget:

The Audit Committee’s budget shall be presented to the Board of Directors for review and subsequently to the Shareholders’ Meeting. It includes the possibility of selecting independent professional advisers, whose services may be requested as support for the discharge of the Audit Committee’s duties.

C) Training:

The Audit Committee may take any actions deemed suitable considering its needs to be updated on matters within its authority and responsibility.

D) Audit Committee’s Annual Management Report:

After the fiscal year’s end and upon filing the annual Financial Statements, the Committee shall render its Annual Management Report, which shall be delivered by it to the Board of Directors, the Supervisory Committee and the control agencies.

CEDRIC BRIDGER	RICARDO LIBERMAN
DIRECTOR	DIRECTOR

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 1, 2009